UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 23, 2012

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form F-3 (File No. 333-168938) of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010; and

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 23, 2012

SEASPAN CORPORATION

By:	/s/ SAI W. CHU
Sai W. Chu
Chief Financial Officer

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2012 annual meeting of shareholders of Seaspan Corporation, or Seaspan. The annual meeting will be held at:

Place:    Park Hyatt Zurich, Beethoven-Strasse 21, 8002 Zurich Switzerland

Date:    Saturday, May 12, 2012

Time:    8:00 a.m. (Zurich Time)

The Notice of Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2012.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of KPMG LLP, Chartered Accountants, as our independent auditors.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote via the Internet as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/s/ GERRY WANG
Gerry Wang Chief Executive Officer

i

SEASPAN CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Saturday, May 12, 2012, 8:00 a.m. (Zurich Time)

Place	Park Hyatt Zurich, Beethoven-Strasse 21, 8002 Zurich Switzerland

Items of Business	(1) To elect three Class I directors to the Seaspan Board of Directors for a term of three years;

(2) To ratify the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2012; and

(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is March 16, 2012. Only shareholders of record at the close of business on that date will be entitled to notice and to vote at the annual meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope or via the Internet as directed on the proxy card. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

March 23, 2012

By Order of the Board of Directors

/S/ SAI W. CHU
Sai W. Chu Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about March 23, 2012.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The board of directors, or the Board, of Seaspan Corporation, a corporation organized in the Republic of the Marshall Islands (referred to in this proxy statement as Seaspan, the Company, we or us), is providing these proxy materials for you in connection with our annual meeting of shareholders, which will take place on May 12, 2012. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers and other information about our Company.

Q:	How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?

A:	The 2011 Annual Report on Form 20-F is available under “SEC Filings” in the Investor Relations section of our website at www.seaspancorp.com and at the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	Writing us at Seaspan Corporation, Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China, fax number +852-2540-1689;

•	Emailing us at info@seaspancorp.com; or

•	Calling us at +852-2540-1686.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	The election of three Class I directors to our Board for a term of three years; and

•	The ratification of the appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2012.

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2012 fiscal year.

Q:	Who may vote at the annual meeting?

A:	You may vote all of the common shares that you owned at the close of business on March 16, 2012, the record date for the annual meeting. On the record date, we had 62,894,795 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

We also have outstanding 200,000 Series A 12% Cumulative Preferred Shares, par value $0.01 per share, or the Series A Preferred Shares, and the holders of such shares are entitled to vote together with the holders of common shares on all matters which are voted upon by our shareholders. Each holder of Series A Preferred Shares is entitled to the number of votes equal to the largest number of whole common shares into which all

Series A Preferred Shares held of record by such holder could be converted as of the date immediately preceding the record date for the determination of the shareholders entitled to vote on such matters. As of the record date for the meeting, the holders of Series A Preferred Shares were entitled to 18,558,395 votes in the aggregate, approximately 92 votes per Series A Preferred Share.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on March 16, 2012 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 8:00 a.m. (Zurich Time).

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Shareholders of record of our common and preferred shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum is present.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” our nominees to the Board and “FOR” ratification of the independent auditors, and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. The proposal to ratify the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent registered public accounting firm for the fiscal year ending December 31, 2012, is the only “discretionary” matter proposed for action at the annual meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the three persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The proposal to ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2012 requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each common share outstanding as of the close of business on the record date is entitled to one vote. Each Series A Preferred Share is entitled to 92 votes, which is the number of whole common shares each Series A Preferred Share could be converted into on the date immediately prior to the record date.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Gerry Wang and Sai W. Chu, or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the Internet.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong China

Fax: +852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the three months ending March 31, 2012.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no earlier than November 23, 2012 and no later than December 23, 2012. Such proposals also will need to comply with our bylaw provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common and preferred shares to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days or more than 120 days prior to the first anniversary date of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board at the annual shareholder meeting in 2013. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Secretary at the address set forth above. Our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common and preferred shares to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

Copy of Bylaws Provisions

You may contact our Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the independent directors on Seaspan’s Board?

A:	You may submit any communication intended for our Board or the independent directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Deputy Chairman of the Board of Directors

Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Board Practices

General

As of March 1, 2012, our Board consisted of eight members. Except for George H. Juetten, who was appointed by our Series A Preferred shareholders on July 25, 2009 and who does not belong to a class of directors, the Board is divided into the following three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below and until his successor is elected and qualified:

•

Our Class I directors are Kyle R. Washington and Nicholas Pitts-Tucker. They have terms that expire in 2012. Mr. Washington and Mr. Pitts-Tucker have each been nominated by the Board for re-election at the 2012 annual meeting of shareholders. In addition, in February 2012 the Board expanded the size of the Board by one director position and nominated David Lyall for election as a Class I director at the 2012 annual meeting of shareholders. Please read “Proposals to be Voted on—Proposal No. 1 Election of Directors” beginning on page 14 for more information about Messrs. Washington, Pitts-Tucker and Lyall;

•	Our Class II directors are Gerry Wang, Peter Lorange and Graham Porter. They have terms that expire in 2013; and

•	Our Class III directors are Peter S. Shaerf and John C. Hsu. They have terms that expire in 2014.

Gerry Wang, our co-chairman and chief executive officer, has entered into an employment agreement with us and an employment agreement with Seaspan Ship Management Limited, or SSML, our indirect subsidiary, which provides for certain severance benefits. For additional information regarding these arrangements with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2011 Annual Report on Form 20-F.

Our Board has determined that each of the current members of the Board, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management. Our Board has also determined that director nominee David Lyall, if elected, would be an independent director. Peter Lorange, who was previously an officer of certain of our subsidiary companies on an interim basis, resigned from that appointment on April 25, 2010 and was replaced with Mr. Porter. The Board has determined that Mr. Lorange has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us. The Board has also determined that, in spite of his prior interim service as an officer of certain of our subsidiary companies, Mr. Lorange is independent from us, a standard that differs from the NYSE independence standard for domestic companies. Please read “—Exemptions from NYSE Corporate Governance Rules” for more information about the ways in which our corporate governance practices differ from those followed by U.S. domestic companies.

The Board has the following four committees: audit committee, compensation committee, conflicts committee and nominating and corporate governance committee. The membership of these committees during 2011 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2011, the Board held 10 meetings, the audit committee held six meetings, the compensation committee held eight meetings, the conflicts committee held 40 meetings, and the nominating and corporate governance committee held six meetings. The conflicts committee was actively involved with our transaction with The Carlyle Group earlier in 2011 and with our recent acquisition of our manager Seaspan Management Services Limited (together with its subsidiaries, our “Manager”). Each director attended at least 75% of the Board meetings (held during the period for which such person was a director) during the last fiscal year. Each director attended at least 75% of the total number of committee meetings on which such person served (held during the periods for which such person served) during the last fiscal year with the exception of Peter Lorange, who attended 20 of the 40 conflicts committee meetings.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. In 2011, our audit committee members were George H. Juetten, John C. Hsu and Nicholas Pitts-Tucker. All members of the committee are financially literate, and the Board has determined that all members qualify as financial experts. The audit committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of our consolidated financial statements; our compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of our internal audit function and independent auditors.

Our compensation committee is composed entirely of directors who currently satisfy applicable NYSE independence standards. In 2011, our compensation committee consisted of John C. Hsu, George H. Juetten and Peter S. Shaerf. The compensation committee reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors. Each year the committee produces a report on executive compensation and publishes the report in our Annual Report on Form 20-F, otherwise discharges the Board’s responsibilities relating to the compensation of our officers and directors, and performs such other functions as the Board may assign to the committee from time to time.

In 2011, our conflicts committee consisted of Peter S. Shaerf, Peter Lorange and Nicholas Pitts-Tucker. The conflicts committee reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis. Each member of the committee currently satisfies applicable NYSE independence standards, other than Mr. Lorange, whom the Board has determined has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us and has been deemed by the Board to be independent from us. Please read “—Exemptions from NYSE Corporate Governance Rules” for more information about the ways in which our corporate governance practices differ from those followed by domestic companies.

Our nominating and corporate governance committee is composed entirely of directors who currently satisfy applicable NYSE independence standards. In 2011, our nominating and corporate governance committee consisted of Nicholas Pitts-Tucker, John C. Hsu and George H. Juetten. The nominating and corporate governance committee assists the Board with: corporate governance practices; identifying qualified individuals to become members of the Board; the process of recommending director nominees to the Board for election at annual meetings of the shareholders or to fill vacancies on the Board; and the results of periodic performance evaluations of the members of the Board and making any recommendations on consequent improvements that have been identified during such evaluations.

The report of the compensation committee is included beginning on page 19 of this proxy statement, and the report of the audit committee is included on page 22.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. companies under NYSE listing standards. The following are significant ways in which our corporate governance practices differ from those followed by U.S. companies:

•	In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the Board approves such adoption; and

•

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our Board has determined that four of our eight current directors (being John C. Hsu, George H. Juetten, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy the NYSE’s independence standards for U.S. companies. Our Board has also determined that director nominee David Lyall, if elected, would satisfy the NYSE’s independence standards for domestic companies. Our Board has also determined that Peter Lorange, who has no material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us, is independent from us. This is the general NYSE independence standard. The Board has not applied the NYSE three-year look-back test relating to Mr. Lorange’s interim service as an officer of certain of our subsidiary companies in deeming Mr. Lorange to be independent.

U.S. issuers are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation committee and a nominating and corporate governance committee that each consists of three directors, all of whom currently satisfy NYSE standards for independence.

Consideration of Director Nominees

Shareholder Nominees

Our Board and its nominating and corporate governance committee will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, our Board and its nominating and corporate governance committee consider, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership and should be mailed or faxed, addressed to:

Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, please see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.

Independent Director Meetings

Our independent directors may hold as many in camera meetings each year as they deem appropriate. Our independent directors held five in camera meetings in 2011.

Communications with the Board

Individuals may communicate with our Board by writing to it by mail addressed to:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Deputy Chairman of the Board of Directors

Fax: 604-648-9782

Communications that are intended specifically for independent directors should also be sent to the above address.

COMPENSATION

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2011, each non-employee member of our Board, other than Kyle R. Washington, received an annual cash retainer of $60,000. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the compensation committee received an annual payment of $10,000 and each member of the compensation committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each committee member received a payment of $1,500 for each additional committee meetings attended during the calendar year. The chair of the conflicts committee received an annual payment of $20,000 and each member of the conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meeting. Each committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the nominating and corporate governance committee received an annual payment of $10,000 and each member of the nominating and corporate governance committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee but who are not members of any such committee received a payment of $1,500 per meeting. During 2011, non-employee director Kyle R. Washington declined any compensation for his Board service.

For 2012, cash retainers and payments for Board and committee service are the same as for 2011. During 2012, non-employee director Kyle R. Washington has elected to receive compensation similar to that of other non-employee directors. Mr. Washington will receive $40,000 for his service during 2012 as co-chairman of the Board, in addition to the annual cash retainer of $60,000. Peter Shaerf will receive an additional $30,000 for his service during 2012 as deputy chairman of the Board.

For 2011, our non-employee directors other than Mr. Washington also received an annual retainer of $90,000 paid in restricted shares of our Class A common stock, as described below under “—Equity Incentive Plans.” Based on significant efforts expended by non-employee directors during 2011 and anticipated upcoming efforts relating to, among other things, the integration of our Manager with us and interaction with Greater China Intermodal Investments LLC, the Board approved an increase from $90,000 to $100,000 in the equity-based annual retainer for non-employee directors, commencing for 2012.

Officers who also serve as directors do not receive compensation for their services as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board or any Board committee.

Prior to March 2011, Gerry Wang served as our chief executive officer and the chief executive officer of SSML pursuant to an employment agreement with SSML. In March 2011, in connection with our investment in the Greater China Intermodal Investments LLC, Mr. Wang’s agreement with SSML was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. For additional information regarding these arrangements with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2011 Annual Report on Form 20-F.

Equity Incentive Plan

In December 2005, our Board adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our employees, consultants and directors may be granted options, restricted shares, phantom share units, and other stock based awards as may be determined by our Board. A total of 2,000,000 of our common shares are reserved for issuance under the Plan, which is administered by our Board. The Plan expires in December 2015. The following directors were awarded the following equity incentive awards under the Plan on or subsequent to January 1, 2011:

•	On January 1, 2011, each of our non-employee directors, except for Kyle R. Washington, was awarded 7,200 restricted shares, which vested on January 1, 2012.

•	On January 1, 2012, each of our non-employee directors was awarded 7,900 restricted shares, which will vest on January 1, 2013.

In March 2012, we granted 20,000 phantom share units to Sai Chu, our chief financial officer. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period which will begin on January 1, 2013. In May 2011, we granted 20,000 phantom share units to Mr. Chu. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period which began on January 1, 2012. In April 2010, we granted to Mr. Chu 15,000 phantom share units under the Plan. One-third of these units vested on each of January 1, 2011 and 2012, and the remaining one-third will vest on January 1, 2013. In March 2009, we granted to Mr. Chu 15,000 phantom share units under the Plan. One-third of these units vested on each of January 1, 2010, 2011 and 2012.

In June 2011, we granted 150,000 phantom share units to Gerry Wang, our co-chairman and chief executive officer. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period, which began on January 1, 2012. In April 2010, we granted Mr. Wang 150,000 phantom share units under the Plan. One-third of these units vested on each of January 1, 2011 and 2012, and the remaining one-third will vest on January 1, 2013. In March 2009, we granted to Mr. Wang 150,000 phantom share units under the Plan. One-third of these units vested on each of January 1, 2010, 2011 and 2012.

In March 2012, we granted 20,000 phantom share units to Peter Curtis, who has served as vice president of our Manager and was appointed in February 2012 as our chief operating officer. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period which will begin on January 1, 2013. In May 2011, we granted 20,000 phantom share units to Mr. Curtis. This grant, which was made in accordance with the Plan, is subject to a three-year annual vesting period, which began on January 1, 2012.

During the years ended December 31, 2011 and 2010, we paid to our directors and management (11 persons in 2011 and 13 persons in 2010) aggregate cash compensation of approximately $3.3 million1 and $1.2 million, respectively. We do not have a retirement plan for members of our management team or our directors.

Mr. Wang’s employment agreement with us provides that he will receive an annual target performance bonus. For the year ended December 31, 2011, Mr. Wang was awarded a $1.5 million performance bonus, of which 50% was awarded in cash and 50% in our Class A common shares. Included in the $3.3 million above is $0.8 million for the cash component of Mr. Wang’s 2011 performance bonus. For more information about the employment agreement between us and Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2011 Annual Report on Form 20-F.

[1]	Includes a cash bonus paid to Peter Curtis, our chief operating officer, for 2011, for services provided to our Manager prior to our acquisition of our Manager.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

As of March 1, 2012, our Board consisted of eight members. Except for George H. Juetten, who was appointed by our Series A Preferred shareholders on July 25, 2009 and who does not belong to a class of directors, the rest of the Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. In February 2012, our Board expanded its size by one director position. At the 2012 annual meeting, three Class I directors will be elected to serve for three-year terms until the 2015 annual meeting and until their successors are elected. The nominees for election at the 2012 annual shareholder meeting are Kyle R. Washington, Nicholas Pitts-Tucker and David Lyall. The remaining five non-Series A Preferred directors are divided into two classes of three Class II directors and two Class III directors, whose terms expire in 2013 and 2014, respectively. Votes may not be cast at the 2012 annual shareholder meeting for a greater number of director nominees than three.

Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors. Our new nominee, Mr. Lyall, was identified to us and originally nominated by Deep Water Holdings, LLC, a beneficial owner of approximately 13,458,641 of our Class A common shares and 160,000 of our Series A preferred shares as of March 15, 2012. Our Board and its nominating and governance committee subsequently considered Mr. Lyall’s nomination and determined to include him as a Board nominee for election at the 2012 annual meeting.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the three persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The three persons receiving the highest number of “FOR” votes represented by common and preferred shares of Seaspan, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all nominees will be available to serve as directors. If, for any unforeseen reason, any of the Board’s nominees is not available as a candidate for director, the proxyholders, Gerry Wang and Sai W. Chu, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors on the Board.

Our Board recommends a vote FOR the election to the Board of each of the following nominees for Class I Directors (terms expiring in 2015):

Kyle R. Washington Director since May 2005 Age 41	Kyle R. Washington was appointed as Chairman of the Board in May 2005 and in February 2011 became Co-Chairman with Gerry Wang. From 2005 to 2011 he served as Chairman of our Manager, Seaspan Marine Services Ltd., and certain of our Manager’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a Director and Executive Chairman of the Seaspan Marine Group, a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a General Partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan Marine Corporation and was appointed as a Director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within the Washington Group of Companies. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Nicholas Pitts- Tucker Director since April 2010 Age 60	Nicholas Pitts-Tucker was appointed as a director in April 2010 and is chair of the nominating and corporate governance committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served as the head of project finance, co-head of the structured finance division of Sumitomo Mitsui Banking Corporation Europe Limited, or SMBC Europe, and co-head of the international finance department of SMBC Europe, with particular emphasis on shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non executive director and as a member of the audit committee of SMBC Europe in April, 2011. He also retired as a director of Investors in the Community GP in April, 2011, which governs a trust invested in infrastructure projects in the United Kingdom. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a founder, director and current Head of the Finance Subcommittee of Riders for Health, an organization dedicated to providing reliable transport to remote rural African health networks. He was recently appointed to the Executive Council of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

David Lyall Age 55	David Lyall has more than 30 years of experience in the financial services industry and is currently a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor at Pitfield Mackay Ross in Vancouver, British Columbia. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100 percent employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada, as well as in London, England. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia in 1977.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of the Board has appointed KPMG LLP, Chartered Accountants, to examine our consolidated financial statements for the fiscal year ending December 31, 2012. KPMG LLP, Chartered Accountants, examined our consolidated financial statements for the fiscal years ended December 31, 2011 and December 31, 2010 and also provided certain tax services during the fiscal years ended December 31, 2011 and December 31, 2010, and services related to (a) the issuance of our Series B Preferred Shares in May 2010, (b) our Registration Statement on Form F-3 (File No. 333-168938) filed with the SEC in August 2010, (c) our public offerings of our Series C Preferred Shares completed in January 2011 and May 2011 and (d) our Registration Statement on Form S-8 (Registration No. 333-173207) of filed with the SEC on March 31, 2011. Please read “Principal Auditor Fees and Services” on page 21.

Our Board recommends a vote FOR the ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2012. If the appointment is not ratified, our audit committee will consider whether we should retain this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2012 requires the affirmative vote of a majority of our common shares and our preferred shares (voting on an as-converted basis) present in person or represented by proxy and entitled to be voted at the meeting.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common and preferred shares as of March 15, 2012 (except as otherwise noted) by:

•	each person or entity known by us to beneficially own more than 5% of our common or preferred shares;

•	each of our directors;

•	each of our current named executive officers; and

•	all Seaspan directors and all named executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Seaspan on or before March 15, 2012.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 14, 2012 (60 days after March 15, 2012). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Series A Preferred Shares	Percentage of Series A Preferred Shares	Percentage of Total Voting Securities (2)
Graham Porter(3)	5,621,662	8.9%	20,000	10.0%	9.2%
Kyle R. Washington(4)	3,867,355	6.1%	12,000	6.0%	6.1%
Gerry Wang(5)	1,704,961	2.7%	—	—	2.1%
Peter Lorange(6)	114,324	*	—	—	*
Sai W. Chu	77,243	*	—	—	*
Peter S. Shaerf	69,507	*	—	—	*
George H. Juetten	50,193	*	—	—	*
John C. Hsu	31,500	*	—	—	*
Nicholas Pitts-Tucker	20,738	*	—	—	*
Peter Curtis(7)	16,970	*	—	—	*
Mark Chu(8)	1,000	*	—	—	*
Dennis R. Washington(9)	13,458,641	21.4%	160,000	80.0%	34.8%
Copper Lion, Inc.(10)	7,917,895	12.6%	—	—	9.7%
All executive officers and directors as a group (11 persons)	11,575,453	18.4%	32,000	16.0%	17.9%

(1)	Percentages are based on the 62,894,795 common shares that were issued and outstanding on March 15, 2012.

(2)	Assumes the conversion of Series A Preferred Shares at a conversion price of $15.00. Percentages are based on the 18,558,395 votes that the Series A Preferred Shares were entitled to in the aggregate as of March 15, 2012.

(3)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd., or Tiger, and Thetis Holdings Ltd., or Thetis. The number of Series A Preferred Shares shown for Mr. Porter includes Series A Preferred Shares beneficially owned by Tiger. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. Thetis is an investment holding company that is controlled by Mr. Porter. This information is based on prior SEC filings and information provided to Seaspan by Mr. Porter on or about March 12, 2012.

(4)	The number of common and preferred shares shown for Kyle R. Washington includes shares beneficially owned by The Kyle R. Washington 1999 Trust II and Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005. This information is based on prior SEC filings and information provided to Seaspan by Kyle R. Washington on or about March 13, 2012.

(5)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang, as well as by certain members of his immediate family, the Gerry Wang Family Trust and by 0731455 B.C. Ltd., a British Columbia company. This information was provided to Seaspan by Mr. Wang on or about March 15, 2012.

(6)	The number of common shares shown for Mr. Lorange includes shares held by S. Ugelstad Invest A/S 100. This information was provided to Seaspan by Mr. Lorange on or about January 21, 2012.

(7)	Mr. Curtis was appointed as Seaspan’s chief operating officer on February 8, 2012. This information was provided to Seaspan by Mr. Curtis on or about March 2, 2012.

(8)	Mr. Chu was appointed as Seaspan’s general counsel and director of corporate finance on March 1, 2012. This information was provided to Seaspan by Mr. Chu on or about March 15, 2012.

(9)	The number of common and preferred shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and The Roy Dennis Washington Revocable Living Trust. This information is based on prior SEC filings and information provided to Seaspan by Dennis R. Washington on or about March 13, 2012.

(10)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and the Kyle Roy Washington 1999 Trust II. This information is based on prior SEC filings and information provided to Seaspan by Copper Lion, Inc. on or about March 13, 2012.

*	Less than 1%.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time since our initial public offering, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the management of the vessels in our fleet (prior to our acquisition of our Manager in January 2012), the provision of services by our executive officers and the sale and purchase of our common and preferred equity securities. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2011 Annual Report on Form 20-F. In January 2009, we established a conflicts committee, comprised entirely of directors who the Board has determined either satisfy NYSE independence standards or have no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and are independent from us. Please read “Corporate Governance Principles and Board Matters—Exemptions from NYSE Corporate Governance Rules” for information about the ways in which our corporate governance practices differ from those followed by domestic companies.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” in our 2011 Annual Report on Form 20-F, for details regarding our executive officers.

REPORT OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Our executive compensation program is administered by the compensation committee of the Board, which we refer to as the Committee. The Committee is currently composed entirely of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards.

The Committee reviews, evaluates, and approves the agreements, plans, policies and programs of Seaspan to compensate our officers and directors, produces a report on executive compensation each year and publishes the report in our Annual Report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of our officers and directors, and performs such other functions as the Board may assign to the Committee from time to time. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

The Committee met eight times during 2011, and the chairman of the Committee met in person or telephonically with outside consultants with respect to director and executive officer compensation. The Committee has direct access to independent compensation consultants and other experts for information as it deems appropriate and used independent consultants from time to time during the year.

The Committee has furnished the following report on executive compensation.

Executive Compensation Philosophy

During 2011, we had one employee, our chief executive officer. The Committee is responsible for reviewing and evaluating the executive compensation of our chief executive officer and our chief financial officer, who was seconded to us by our Manager during 2011, and our directors. Generally, the goals of our compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests; and

•	link compensation to our performance and the individual performance of our executive officers and directors.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our chief executive officer for 2011 was established by an employment agreement between us and Gerry Wang. Mr. Wang also earns base pay pursuant to an employment agreement with SSML. For more information about these employment agreements between us and SSML and Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2011 Annual Report on Form 20-F. The base pay for our chief financial officer is payable by our Manager and is established by a letter agreement, dated December 5, 2007, between our Manager and Sai W. Chu.

Annual Bonus

Our annual bonus program for our officers focuses on matching reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus has included in the past phantom share units and may include cash compensation, which will be evaluated and determined by the Committee in conjunction with the chief executive officer. Mr. Wang’s employment agreement with us provides that he will receive an annual target performance bonus. For more information about the employment agreement between us and Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2011 Annual Report on Form 20-F.

Equity Incentive Plan

The Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. The Plan is also contemplated to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.

Developments

The current employment term of Mr. Wang expires on January 1, 2013 under our employment agreement with him. Mr. Wang also serves as the chairman of Greater China Intermodal Investments, LLC. Mr. Wang has indicated his willingness to consider continuing to serve as our chief executive officer until March 31, 2015, when our right of first refusal arrangement with Greater China Intermodal Investments, LLC relating to certain growth opportunities is scheduled to expire. The Committee is considering additional compensation we may offer to Mr. Wang for an extended term of employment, which compensation may include equity-based compensation.

The undersigned members of the Committee have submitted this Report to our Board.

John C. Hsu, Chair

George H. Juetten

Peter S. Shaerf

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2011 was KPMG LLP, Chartered Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2011 and 2010, the fees rendered by the auditors were as follows:

	2011	2010
Audit Fees	$570,000	$519,500
Audit-Related Fees	52,000	—
Tax Fees	290,200	179,000
All Other Fees	49,500	—

	$961,700	$698,500

Audit Fees

Audit fees for 2011 include fees related to the annual audit of one of our indirectly wholly owned subsidiaries, in addition to our annual audit, quarterly reviews and accounting consultations, accounting consultation work on 2011 developments and the public offering of our Series C Preferred Shares. Audit fees for 2010 include fees related to the issuance of our Series B Preferred Shares, the public offering of our Series C Preferred Shares (completed in January 2011), and the annual audit of one of our indirectly wholly owned subsidiaries, in addition to our annual audit, quarterly reviews and accounting consultations.

Audit-Related Fees

Audit related fees for 2011 include Sarbanes-Oxley related consultation services on the purchase of the Manager and our IT system conversion project. There were no audit related fees in 2010.

Tax Fees

Tax fees for 2011 are primarily for tax consultation services related to Series C preferred shares and Greater China Intermodal Investments, LLC, an investment vehicle, in addition to general tax consultation services. Tax fees for 2010 are primarily for general tax consultation services.

All Other Fees

All other fees for 2011 relate to consultation services related to enterprise risk management. There were no other fees in 2010.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2011 and 2010.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee consists of three non-employee directors, each of whom the Board has determined (a) meets the independence criteria specified by the SEC and the requirements of Sections 303A.02 and other applicable sections of the NYSE listing standards and (b) is financially literate in accordance with the requirements of Section 303A.07 of the NYSE listing standards. The audit committee assists our Board in fulfilling its responsibilities for oversight of:

•	The integrity of our consolidated financial statements;

•	Our compliance with legal and regulatory requirements;

•	The independent auditors’ qualifications and independence; and

•	The performance of our internal audit function and independent auditors.

Our audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.

Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the audit committee reports as follows:

(1)	The audit committee reviewed and discussed the audited consolidated financial statements for 2011 with our management.

(2)	The audit committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 114, as amended or modified.

(3)	The audit committee has received the letter and written disclosures from the independent auditors required by PCAOB Rule 3526 “Communication with Audit Committees Concerning Independence” and has discussed the matter of independence with the independent auditors.

(4)	Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee has recommended to our Board, and our Board has approved, that our audited consolidated financial statements be included in our Annual Report on Form 20-F for 2011, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report to the Board.

George H. Juetten, Chair

John C. Hsu

Nicholas Pitts-Tucker